Exhibit 99.1

PENN WEST NAMED IN LAWSUIT DUE TO PREVIOUSLY DISCLOSED ACCOUNTING PRACTICES

CALGARY, June 28, 2017 – OBSIDIAN ENERGY LTD., formerly named PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West” or “Obsidian Energy” as applicable depending on context, the “Company”, “we”, “us” or “our”) and two of its former officers were named in a law suit filed by the U.S. Securities and Exchange Commission (“SEC”) on June 28, 2017 in the U.S. District Court for the Southern District of New York.

The law suit is based on certain historic Penn West accounting practices, discovered by the Company and reported to the SEC in July 2014. As a result of the Company’s discovery, investigation, and correction of those practices, Penn West restated its historic financial statements and results on September 18, 2014.

The SEC’s complaint, based on those historic practices, alleges that Penn West violated statutes which include Section 10(b), 13(b), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 and certain related rules. The complaint requests the entry of injunctive relief preventing a reoccurrence of the practices and certain financial relief.

David French, Obsidian Energy’s President and CEO, commented: “We are naturally disappointed that the SEC has chosen to pursue these past matters which we reported to them and fully remediated years ago. This is particularly true since the employees involved in the matters have long since left the Company. We respect and appreciate the SEC’s view of its obligations regarding these past matters and look forward to a timely resolution.

We do not anticipate this matter to materially alter the business activities of the Company. We are confident about what tomorrow holds, and the transparent and disciplined approach we have in place to guide and report our performance. For Penn West, now Obsidian Energy, the focus is on the future.”

Obsidian Energy shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

Forward Looking Statements

Certain statements contained in this presentation constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this presentation contains, without limitation, forward-looking statements pertaining to our anticipation that the lawsuit described herein will not materially alter the business activities of the Company, and our confidence about what tomorrow holds and the transparent and disciplined approach we have in place to guide and report our performance.

Additional information on factors that could affect the Company, or its operations or financial results, are included in the Company’s most recently filed Management’s Discussion and Analysis (See “Forward-Looking Statements” therein)), Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) and other reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or the Company’s website.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of June 27, 2017. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

OBSIDIAN ENERGY

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@ObsidianEnergy.com